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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **April 11, 2008**

BI-OPTIC VENTURES, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-49685**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1030 West Georgia St, #1518 **Vancouver, British Columbia, Canada**	**V6E 2Y3**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-2646

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 1.02   Termination of a Material Definitive Agreement

Bi-Optic Ventures Inc. (the "Company") wishes to announce that the reverse take-over transaction with Pacific Bio-Pharmaceuticals, Inc. ("Pacific") and PRB Pharmaceuticals, Inc. first announced on April 3, 2007, wherein the Company was to acquire all of the outstanding securities of Pacific, will not be proceeding.

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective 4/11/2008, Linda J. Allison resigned from the Company's Board of Directors and as the President/Chief Executive Officer. Harry Chew was appointed President/CEO in addition to his duties as Chief Financial Officer; he resigned as Co-Chairman of the Board. Terrance G. Owens was appointed Chairman of the Board.

Item 5.05 Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics.

Effective 5/8/2008, the Company adopted a Code of Ethical Conduct that applied to all directors, officers and employees of Bi-Optic Ventures Inc. Refer to the Code of Ethical Conduct in Exhibit 14.1 for additional information.

Item 7.01   Regulation FD Disclosure.

Bi-Optic Ventures Inc. (the "Company") wishes to announce that the reverse take-over transaction with Pacific Bio-Pharmaceuticals, Inc. ("Pacific") and PRB Pharmaceuticals, Inc. first announced on April 3, 2007, wherein the Company was to acquire all of the outstanding securities of Pacific, will not be proceeding.

In addition, Dr. Linda J. Allison has resigned as President & CEO of the Company. The Company wishes to thank Dr. Allison for her time and devotion to the Company during her tenure as President and CEO. Mr. Harry Chew will assume the duties of President & CEO.

Refer to the press release in Exhibit 99.1 for additional information.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits:
    14.1. Code of Ethics, dated May 8, 2008
    99.1. Press Release, dated 5/23/2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2008   Bi-Optic Ventures Inc.
                                   (Registrant)

/s/ *Harry Chew*
(Signature)
(Harry Chew, President/CEO/CFO/Director)

Exhibit 14.1

BI-OPTIC VENTURES INC.
CODE OF ETHICAL CONDUCT

INTRODUCTION

This Code of Ethical Conduct ("Code") applies to all directors, officers and employees (the "Executive and Staff") of Bi-Optic Ventures Inc. (the "Company").

This Code covers a wide range of financial and non-financial business practices and procedures. This Code does not cover every issue that may arise, but it sets out basic principles to guide all Executive and Staff of the Company. If a law or regulation conflicts with a policy in this Code, then personnel must comply with the law or regulation. If any person has any questions about this Code or potential conflicts with a law or regulation, they should contact the Company's Board of Directors or Audit Committee.

All Executive and Staff should recognize that they hold an important role in the overall corporate governance and ethical standards of the Company. Each person is capable and empowered to ensure that the Company's, its shareholders' and other stakeholders' interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which all personnel are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the shareholders, other stakeholders, and the public generally.

CODE PRINCIPLES AND RESPONSIBILITIES

Each Executive and Staff member shall adhere to and advocate to the best of their knowledge and ability the following principles and responsibilities governing their professional and ethical conduct:

1.   Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. A "conflict of interest" exists when an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. Directors must also comply with all applicable corporate law requirements of notice and disclosure in connection with any transactions where a conflict of interest exists or a potential conflict of interest may arise.

2.   When disclosing information to constituents as may be permitted under the Communication Policy of the Company, provide them with information that is accurate, complete, objective, relevant, timely and understandable. Reports and documents that the Company files with the securities regulators or releases to the public should contain full, fair, accurate, timely and understandable information. The principal executive officer and principal financial officer shall review the

annual and quarterly reports, and certify and file them with the applicable securities commissions.

3.	Comply with rules and regulations of federal, provincial and local governments, and other appropriate private and public regulatory agencies.

4.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts, or allowing their independent judgment to be subordinated.

5.	Protect and respect the confidentiality of information acquired in the course of their work, except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of their work shall not be used for personal advantage.

6.	Achieve responsible use of and control over all assets and resources employed by or entrusted to them.

7.	Promptly report code violations to the Company's Chair of the Board and Audit Committee Chair.

WAIVERS OF THE CODE

Any waiver of this Code for any person may be made only by the Audit Committee or the Board of Directors and will be promptly disclosed as required by law. Requests for waivers must be made in writing to the Company's Chair of the Board and Audit Committee Chair prior to the occurrence of the violation of the Code.

REPORTING OF VIOLATIONS OF THE CODE, ILLEGAL OR UNETHICAL BEHAVIOR

Any Executive and Staff member should report observed violations of the Code and illegal or unethical behavior to the Company's Chair of the Board and Audit Committee Chair. All reports will be treated in a confidential manner, and it is the Company's policy to not allow retaliation for reports made in good faith of misconduct by others. The Company's Audit Committee will lead all investigations of alleged violations or misconduct. All personnel are expected to cooperate in internal investigations of misconduct and violations of this Code.

VIOLATIONS OF THE CODE

All personnel who violate the standards of this Code will be subject to disciplinary action, which may include termination of employment, civil action and/or referral to law enforcement agencies for criminal prosecution.

Exhibit 99.1

BI-OPTIC VENTURES INC.

1030 Georgia Street West, Suite 1518
Vancouver British Columbia, Canada V6E 2Y3
Telephone: 604-689-2646   Facsimile: 604-689-1289

May 23, 2008   SYMBOL: TSX-BOV.H
                                                    OTCBB-BOVKF

BI-OPTIC ANNOUNCES RTO TRANSACTION
WITH PACIFIC WILL NOT PROCEED

NEWS RELEASE

Bi-Optic Ventures Inc. (the "Company") wishes to announce that the reverse take-over transaction with Pacific Bio-Pharmaceuticals, Inc. ("Pacific") and PRB Pharmaceuticals, Inc. first announced on April 3, 2007, wherein the Company was to acquire all of the outstanding securities of Pacific, will not be proceeding.

In addition, Dr. Linda J. Allison has resigned as President & CEO of the Company. The Company wishes to thank Dr. Allison for her time and devotion to the Company during her tenure as President and CEO. Mr. Harry Chew will assume the duties of President & CEO.

ON BEHALF OF THE BOARD OF DIRECTORS

"Harry Chew"................
Harry Chew, President and CEO